
May 24, 2023

Greg Iverson
Chief Financial Officer
BRC Inc.
1144 S. 500 W
Salt Lake City, UT 84101

      Re: BRC Inc.
         Form 10-K for the fiscal year ended December 31, 2022
         Filed March 15, 2023
         Form 8-K filed on March 15, 2023
         File No. 001-41275

Dear Greg Iverson:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Item 15. Exhibits, Financial Statement Schedules
Exhibits 31.1, 31.2, and 31.3, page 69

1.   We note the certifications filed with your Form 10-K do not refer to internal control over financial reporting in the introductory language in paragraph 4. We also note the certifications filed with your Form 10-Q for the period ended March 31, 2023 do not refer to internal control over financial reporting in the introductory language in paragraph 4 and omit paragraph 4(b). Please ensure all certifications filed with your exchange act reports conform exactly to the language set forth in Exchange Act Rule 13a-14(a).

Form 8-K filed on March 15, 2023

Exhibit 99.1
Non-GAAP Financial Measures, page 10

2.   We note you present a non-GAAP financial measure you identify as Adjusted EBITDA
that includes several adjustments that appear to relate to normal, recurring, cash operating
expense necessary to operate your business. Please address the following:
- In regard to the adjustment for Executive recruiting, severance, relocation and sign-
on bonus, tell us the amount of the adjustment that relates to relocation and sign-on
bonus for each period presented and for the subsequent interim period ended
March 31, 2023 and explain why you believe adjusting a non-GAAP performance
measure essentially for cash compensation paid to current employees is appropriate.
- In regard to the adjustment for Strategic initiative related costs, tell us the specific
nature of these costs for each period presented and for the subsequent interim period
ended March 31, 2023 and explain why you believe adjusting a non-GAAP
performance measure for cash operating costs necessary to grow your business and/or
improve productivity is appropriate.
- In regard to the adjustment for Non-routine legal expense, tell us the specific nature
of the non-routine legal matter, explain how you objectively identify routine and non-
routine legal expenses, and explain why you believe adjusting a non-GAAP
performance measure for cash operating costs necessary to operate your business is
appropriate.
- In regard to the adjustment for RTD start-up and production issue, tell us the specific
nature of these costs for each period presented and for the subsequent interim period
ended March 31, 2023 and explain why you believe adjusting a non-GAAP
performance measure for cash operating costs necessary to produce products is
appropriate.

Please specifically tell us how you determined each adjustment identified above is
appropriate based on the guidance in Question 100.01 of the Division of Corporation
Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or
tell us how you plan to revise your non-GAAP financial measure.

In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at (202) 551-
3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing